(Enstar Letterhead)






July 23, 1997


Dear Limited Partner:

     Enstar Income/Growth Program Six-B, Ltd. (the "Partnership") has become aware that an unsolicited offer for up to approximately 1,795 units (representing approximately 4.9% of the outstanding Units in the Partnership), at a price of $35 per Unit, was commenced by Madison Partnership Liquidity Investors 36, L.L.C. ("Madison") in a letter dated July 11, 1997. This offer was made without the consent or the involvement of the Corporate General Partner.

     Pursuant to rule 14e-2 under the Securities Exchange Act of 1934, we are required to furnish you with our position with respect to the Madison offer. We have considered this offer and, based on the very limited information made available by Madison, believe that it is inadequate, not representative of the inherent value of the Partnership's cable systems and not in your best interest to accept. Accordingly, the Corporate General Partner's recommendation is that you reject the Madison offer. We urge you not to sign the Agreement of Assignment Form that Madison sent to you and not tender your Units to Madison. In evaluating the offer, the Corporate General Partner believes that its limited partners should consider the following information:

* The offering price for each limited partnership unit during the offering period was $250 per unit. Cash distributions of approximately $53 per unit were paid from formation through July 1994, at which time distributions were terminated to preserve cash resources. In contrast, the Madison offer is only $35 per unit. If Madison is successful in buying Units at the bargain basement price in its offer, Madison will own units at much lower prices than virtually all of the current partners and, in our view, for much less than they are worth. For example, lLimited partners should note that the Partnership's cash flow (operating income before depreciation and amortization) for the twelve months ended September 30, 1996 was approximately $28 per unit. The Madison offer represents a valuation of only approximately 3.7 times said cash flow (after adjustment for the excess of total liabilities over current assets as of September 30,
     1996).

* As of the date of this letter, the Corporate General Partner believes that a reasonable range of valuation per limited partnership unit is between $46 and $101 based on the factors noted below. The Corporate General Partner believes that Madison's offer price is inadequate because it is significantly less than the $46 low end of the range provided. The Corporate General Partner did not retain a third party to conduct an evaluation of the Partnership's assets or otherwise obtain any appraisals. Rather, the per unit valuations provided were derived by attributing a range of multiples to the Partnership's cash flow (operating income before depreciation and amortization) for the twelve months ended September 30, 1996, adjusted for the excess of total liabilities over current assets. The Corporate General Partner has selected market multiples based on, among other things, its understanding of the multiples placed on other transactions involving comparable cable television properties and the securities of companies in that industry. The Corporate General Partner's belief as to the valuation range provided is necessarily based on economic, industry and financial market conditions as they exist as of the date of this letter, all of which are subject to change, and there can be no assurance that the Partnership's cable properties could actually be sold at a price within this range. Additionally, the valuations provided do not give effect to any brokerage or other transaction fees that might be incurred by the Partnership in any actual sale of the Partnership's system.

* Based on the information received by the Corporate General Partner, the $35 per unit offer by Madison is less than the price for which units were recently sold on the secondary market. Partnership Spectrum, an independent industry publication, has reported that between May 1, 1997 and June 30, 1997, 20 units were sold on the secondary market at approximately $43 per unit. In the General Partner's opinion, the fact that the Madison offer is being made at a discount from the most recent secondary market price available to the General Partner only serves to underscore the inadequacy of the Madison offer. In addition, the General Partner believes that the price for units in the secondary market is not an accurate reflection of the fair market value of such units due to the low volume of transactions in that limited market and the legal and tax restrictions on such transfers. Should unitholders wish to sell their units, there are a number of independent firms that trade interests of limited partnership on the secondary market, including:

          Napex                              American Partnership Services
          800-356-2739                       800-736-9797

          Cuyler & Associates                Nationwide Partnership Marketplace
          800-274-9991                       800-969-8996

          DCC Securities                     Chicago Partnership Board
          800-945-0440                       800-272-6273

     For the reasons discussed above, the Corporate General Partner believes that the Madison offer is not in the best interest of the limited partners and recommends that you NOT transfer, agree to transfer, or tender any units in response to Madison's offer.

     If you have any questions regarding these matters or your investment, please call our Investor Services Department at (800) 433-4287.

Sincerely,

Enstar Income/Growth Program Six-B, Ltd.
A Georgia Limited Partnership


cc:  Account Representative